FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 13, 2004, Series 2004-4	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 13, 2004

FINANCIAL ASSET SECURITIES CORP.

By ____________________
Name: Frank Skibo
Title: Managing Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Fremont Home Loan Trust 2004-4

Asset-Backed Certificates, Series 2004-4

$1,336,500,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Fremont Investment & Loan
Originator

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: November 23, 2004***

Fremont Home Loan Trust 2004-4
Asset-Backed Certificate, Series 2004-4
$1,336,500,000 (Approximate)

Publicly Offered Certificates

Class[1,3,4]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's
I-A1	$500,000,000	Not Marketed Hereby		Floating Rate Super Seniors	AAA/Aaa
I-A2	$55,556,000	2.54 / 2.71	1-78 / 1-172	Floating Rate Senior Mezz	AAA/Aaa
II-A1	$183,000,000	1.00 / 1.00	1-19 / 1-19	Floating Rate Seq Seniors	AAA/Aaa
II-A2	$275,000,000	2.92 / 2.92	19-71 / 19-71	Floating Rate Seq Seniors	AAA/Aaa
II-A3	$47,544,000	6.47 / 8.44	71-78 / 71-176	Floating Rate Seq Seniors	AAA/Aaa
M-1	$74,925,000	4.67 / 5.12	40-78 / 40-148	Floating Rate Subordinate	AA+/Aa1
M-2	$43,200,000	4.63 / 5.06	39-78 / 39-136	Floating Rate Subordinate	AA/Aa2
M-3	$26,325,000	4.62 / 5.03	39-78 / 39-129	Floating Rate Subordinate	AA-/Aa3
M-4	$23,625,000	4.60 / 4.99	38-78 / 38-124	Floating Rate Subordinate	A+/A1
M-5	$22,950,000	4.60 / 4.96	38-78 / 38-118	Floating Rate Subordinate	A/A2
M-6	$19,575,000	4.60 / 4.92	37-78 / 37-111	Floating Rate Subordinate	A-/A3
M-7	$18,900,000	4.58 / 4.85	37-78 / 37-104	Floating Rate Subordinate	BBB+/Baa1
M-8	$13,500,000	Not Marketed Hereby		Floating Rate Subordinate	BBB/Baa2
M-9	$10,800,000			Floating Rate Subordinate	BBB-/Baa3
M-10	$8,100,000			Floating Rate Subordinate	BBB-/Ba1
B	$13,500,000			Floating Rate Subordinate	BB+/Ba2
Total	$1,336,500,000				

(1) *The Class I-A1 and Class I-A2 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A2, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are priced to the Clean-up Call Date. The margin on the Senior Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

Depositor:	Financial Asset Securities Corp.
Servicer:	Litton Loan Servicing LP.
Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***").
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	Fremont Investment & Loan ("***Fremont***").
Certificates:	The Class I-A1 and Class I-A2 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group 1 Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates (together, the "***Class M Certificates***") and the Class B Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Class I-A2, Class II-A1, Class II-A2, Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates are referred to herein as the "***Offered Certificates.***" The Senior Certificates and the Subordinate Certificates are referred to herein as the "***Certificates***".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for federal tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Cut-off Date:	The close of business on November 1, 2004.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the close of business on December 1, 2004. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Account, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan was acquired.
Expected Pricing Date:	On or about November 24, 2004.
Expected Closing Date:	On or about December 16, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in January 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	None of the Offered Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Initial Mortgage Loans:	As of the Statistical Cut-off Date, the aggregate principal balance of the mortgage loans described herein was approximately $1,006,895,264 consisting of primarily first lien and second lien fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Initial Mortgage Loans***"). See attached collateral descriptions for more information. The Initial Mortgage Loans will be divided into the Group I Initial Mortgage Loans and Group II Initial Mortgage Loans. As of the Statistical Cut-off Date, the "***Group I Initial Mortgage Loans***" consisted first lien and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $527,175,790. Approximately 14.90% of the Group I Initial Mortgage Loans have fixed rates and approximately 85.10% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter. As of the Statistical Cut-off Date, the "***Group II Initial Mortgage Loans***" consisted primarily of first lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $479,719,474. Approximately 19.13% of the Group II Mortgage Loans have fixed rates and approximately 80.87% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

Pre-Funding Account: An account (the "***Pre-Funding Account***") will be established on the Closing Date into which approximately $343,104,736 will be deposited, of which approximately (i) $179,637,860 will be used to purchase subsequent conforming mortgage loans (the "***Group I Subsequent Mortgage Loans***") and (ii) $163,466,876 will be used to purchase subsequent conforming and non-conforming adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***"). The Group I Subsequent Mortgage Loans and the Group II Subsequent Mortgage Loans are collectively referred to herein as the "***Subsequent Mortgage Loans***". During the period from the Closing Date to and including March 11, 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Account will be used to purchase Subsequent Mortgage Loans having similar characteristics to the related Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a payment of principal of the related Offered Certificates on the Distribution Date immediately following such date). The Initial Mortgage Loans and the Subsequent Mortgage Loans are collectively referred to herein as the "***Mortgage Loans***"

Pass-Through Rate: The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate: The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.

Net WAC Rate: The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

For any Distribution Date the "***Net WAC Rate Carryover Amount***" for any class of Certificates is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates to the extent necessary on the Distribution Dates occurring from January 2005 to September 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of (i) the sum of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Account over (ii) the aggregate principal balance of the Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.00% of the aggregate principal balance of the sum of (i) the Mortgage Loans and (ii) amounts in the Pre-funding Account as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Amount is reached.

Required

Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal to:

(i) prior to the Stepdown Date, 1.00% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date, and

(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:

(a) 2.00% of the current principal balance of the Mortgage Loans;

(b) 0.50% of the sum of (i) the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Account on the Closing Date (the "***OC Floor***"), and

(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and

(ii) the later to occur of

(x) the Distribution Date occurring in January 2008 and

(y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 42.80%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) of the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) the amounts on deposit in the Pre-Funding Account, if any.

	Initial Credit Enhancement Percentage	Target Credit Enhancement Percentage on or After Stepdown Date
Senior	21.40%	42.80%
M-1	15.85%	31.70%
M-2	12.65%	25.30%
M-3	10.70%	21.40%
M-4	8.95%	17.90%
M-5	7.25%	14.50%
M-6	5.80%	11.60%
M-7	4.40%	8.80%
M-8	3.40%	6.80%
M-9	2.60%	5.20%
M-10	2.00%	4.00%
B	1.00%	2.00%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [37.25]% of the current Credit Enhancement Percentage of the Senior Certificates or (ii) cumulative realized losses for the related Distribution Date as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date are greater than:

Distribution Date	**Percentage**
January 2008 – December 2008	[3.00]% for the first month plus an additional 1/12th of [1.50]% for each month thereafter
January 2009 – December 2009	[4.50]% for the first month plus an additional 1/12th of [1.25]% for each month thereafter
January 2010 – December 2010	[5.75]% for the first month plus an additional 1/12th of [0.75]% for each month thereafter
January 2011 and thereafter	[6.50]%

Group I Trigger Event:

A "***Group I Trigger Event***" is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related period (after giving effect to scheduled payments for such Distribution Date) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-funding Accounts as of the Closing Date exceeds 3.00%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B Certificates, second to the Class M-10, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates and then, in the case of any remaining Realized Losses on the Group I Mortgage Loans, to the Class I-A2 Certificates. Realized Losses will not be allocated to any of the Class A Certificates (except for the Class I-A2 Certificates to the limited extent described above).

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first, to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class M-10 Certificates, and thirteenth, monthly interest to the Class B Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first, monthly principal to the Senior Certificates, generally from the related loan group, second, monthly principal to the Class M-1 Certificates, third, monthly principal to the Class M-2 Certificates, fourth, monthly principal to the Class M-3 Certificates, fifth, monthly principal to the Class M-4 Certificates, sixth, monthly principal to the Class M-5 Certificates, seventh, monthly principal to the Class M-6 Certificates, eighth, monthly principal to the Class M-7 Certificates, ninth, monthly principal to the M-8 Certificates, tenth, monthly principal to the Class M-9 Certificates, eleventh, monthly principal to the Class M-10 Certificates, and twelfth, monthly principal to the Class B Certificates.

3) Excess Cashflow as follows: first, as principal to the certificates to build the Overcollateralization Amount in the order of priority described under "Principal Paydown" below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class M-10 Certificates, then any unpaid applied Realized Loss amount to the Class M-10 Certificates, then any previously unpaid interest to the Class B Certificates, and then any unpaid applied Realized Loss amount to the Class B Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to Class M-8 Certificates, then to Class M-9 Certificates, then to the Class M-10 Certificates and lastly to the Class B Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed on a *pro rata* basis to the Class I-A1 and Class I-A2 Certificates until the aggregate principal balance thereof has been reduced to zero, *with the exception that,* if a Group I Trigger Event is in effect, principal distribution will be allocated to the Class I-A1 and Class I-A2 Certificates, in that order, until the aggregate principal balance thereof has been reduced to zero.

Principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero.

In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first, to the Class M-1 Certificates, second, to the Class M-2 Certificates, third, to the Class M-3 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-9 Certificates, tenth, to the Class M-10 Certificates, and eleventh, to the Class B Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the certificates will be entitled to receive payments of principal in the following order of priority: first, to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 42.80% credit enhancement, second, to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 31.70% credit enhancement, third, to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 25.30% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 21.40% credit enhancement, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 17.90% credit enhancement, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 14.50% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 11.60% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 8.80% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 6.80% credit enhancement, tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 5.20% credit enhancement, eleventh, to the Class M-10 Certificates such that the Class M-10 Certificates will have at least 4.00% credit enhancement and twelfth, to the Class B Certificates such that the Class B Certificates will have at least 2.00% credit enhancement (subject, in each case, to any overcollateralization floors).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Maintenance Agreement Schedule

Period	Effective Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	N/A	N/A	N/A
2	1,329,826,558	6.683540	10.000000
3	1,320,094,322	7.399310	10.000000
4	1,308,740,546	6.682910	10.000000
5	1,295,782,083	6.905290	10.000000
6	1,281,241,811	6.682120	10.000000
7	1,265,148,647	6.904370	10.000000
8	1,247,537,518	6.681140	10.000000
9	1,228,449,303	6.680590	10.000000
10	1,207,930,735	6.902650	10.000000
11	1,186,035,753	6.679330	10.000000
12	1,163,082,708	6.901410	10.000000
13	1,139,121,587	6.678360	10.000000
14	1,114,295,320	6.678100	10.000000
15	1,088,657,655	7.393510	10.000000
16	1,062,265,829	6.678100	10.000000
17	1,035,180,317	6.900980	10.000000
18	1,007,464,544	6.678820	10.000000
19	979,184,585	6.902120	10.000000
20	950,408,846	6.680310	10.000000
21	921,207,718	6.681350	10.000000
22	891,653,227	6.915720	10.000000
23	861,830,502	8.324790	10.000000
24	832,797,200	8.599380	10.000000
25	804,435,164	8.915160	10.000000
26	777,075,095	8.911510	10.000000
27	750,646,849	9.862240	10.000000
28	725,118,267	8.909060	10.000000
29	N/A	N/A	N/A
30	676,690,711	9.702980	10.000000
31	N/A	N/A	N/A
32	631,563,798	9.983920	10.000000
33	610,149,175	9.977300	10.000000
34 and thereafter	0	0.000000	0.000000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (1)	Period	Effective Net WAC Cap Schedule (1)
1	N/A	31	10.32
2	10.00	32	10.00
3	10.00	33	10.00
4	10.00	34	10.34
5	10.00	35	10.84
6	10.00	36	11.19
7	10.00	37	11.13
8	10.00	38	11.12
9	10.00	39	11.88
10	10.00	40	11.12
11	10.00	41	12.04
12	10.00	42	11.64
13	10.00	43	12.23
14	10.00	44	11.82
15	10.00	45	11.81
16	10.00	46	12.20
17	10.00	47	11.82
18	10.00	48	12.20
19	10.00	49	11.81
20	10.00	50	11.79
21	10.00	51	13.04
22	10.00	52	11.77
23	10.00	53	12.17
24	10.00	54	11.76
25	10.00	55	12.15
26	10.00	56	11.74
27	10.00	57	11.73
28	10.00	58	12.11
29	10.03	59	11.74
30	10.00	60	12.11

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule [(1)]	Period	Effective Net WAC Cap Schedule [(1)]
61	11.72	70	12.00
62	11.71	71	11.61
63	12.95	72	11.98
64	11.68	73	11.59
65	12.07	74	11.57
66	11.67	75	12.79
67	12.05	76	11.54
68	11.64	77	11.92
69	11.63	78	11.52

(1) The Effective Net WAC Cap Schedule is calculated assuming that the current rate for all indices is 20.00% after the first Distribution Date and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Breakeven Losses

Class	**M-1**	**M-2**	**M-3**	**M-4**	**M-5**
Rating (S/M)	AA+/Aa1	AA/Aa2	AA-/Aa3	A+/A1	A/A2
Loss Severity	30%	30%	30%	30%	30%
Default	39.39 CDR	30.98 CDR	26.60 CDR	23.02 CDR	19.83 CDR
Collateral Loss	20.08%	17.60%	16.05%	14.64%	13.24%
Loss Severity	40%	40%	40%	40%	40%
Default	26.41 CDR	21.48 CDR	18.76 CDR	16.46 CDR	14.36 CDR
Collateral Loss	21.31%	18.64%	16.99%	15.47%	13.98%
Loss Severity	50%	50%	50%	50%	50%
Default	19.86 CDR	16.42 CDR	14.48 CDR	12.80 CDR	11.25 CDR
Collateral Loss	22.09%	19.30%	17.59%	16.00%	14.46%

Class	**M-6**	**M-7**
Rating (S/M)	A-/A3	BBB+/Baa1
Loss Severity	30%	30%
Default	17.31 CDR	14.98 CDR
Collateral Loss	12.03%	10.82%
Loss Severity	40%	40%
Default	12.65 CDR	11.04 CDR
Collateral Loss	12.68%	11.39%
Loss Severity	50%	50%
Default	9.97 CDR	8.74 CDR
Collateral Loss	13.11%	11.76%

Weighted Average Life Tables

Class I-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.45	2.93	2.54	2.15	1.78
MDUR (yr)	3.19	2.74	2.39	2.04	1.71
First Prin Pay	1	1	1	1	1
Last Prin Pay	111	92	78	66	56

Class I-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.68	3.13	2.71	2.29	1.90
MDUR (yr)	3.36	2.90	2.53	2.16	1.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	237	200	172	149	126

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.91	0.83
MDUR (yr)	1.20	1.07	0.98	0.89	0.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	18	16

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.91	0.83
MDUR (yr)	1.20	1.07	0.98	0.89	0.81
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	18	16

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.98	3.38	2.92	2.44	2.05
MDUR (yr)	3.71	3.19	2.77	2.34	1.98
First Prin Pay	24	21	19	18	16
Last Prin Pay	100	83	71	60	35

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.98	3.38	2.92	2.44	2.05
MDUR (yr)	3.71	3.19	2.77	2.34	1.98
First Prin Pay	24	21	19	18	16
Last Prin Pay	100	83	71	60	35

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	9.17	7.61	6.47	5.48	4.19
MDUR (yr)	8.04	6.81	5.87	5.04	3.91
First Prin Pay	100	83	71	60	35
Last Prin Pay	111	92	78	66	56

Class II-A3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	11.84	9.89	8.44	7.22	5.63
MDUR (yr)	9.95	8.52	7.42	6.44	5.11
First Prin Pay	100	83	71	60	35
Last Prin Pay	241	205	176	155	132

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.28	4.67	4.35	4.46
MDUR (yr)	5.66	4.82	4.31	4.05	4.15
First Prin Pay	40	38	40	43	48
Last Prin Pay	111	92	78	66	56

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.91	5.81	5.12	4.75	4.82
MDUR (yr)	6.11	5.23	4.67	4.37	4.45
First Prin Pay	40	38	40	43	48
Last Prin Pay	206	173	148	128	108

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.63	4.20	4.06
MDUR (yr)	5.65	4.81	4.27	3.91	3.79
First Prin Pay	40	37	39	41	44
Last Prin Pay	111	92	78	66	56

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.88	5.78	5.06	4.58	4.37
MDUR (yr)	6.08	5.19	4.61	4.22	4.05
First Prin Pay	40	37	39	41	44
Last Prin Pay	191	160	136	117	99

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.62	4.15	3.92
MDUR (yr)	5.64	4.80	4.25	3.86	3.66
First Prin Pay	40	37	39	40	42
Last Prin Pay	111	92	78	66	56

Class M-3 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.75	5.03	4.50	4.21
MDUR (yr)	6.05	5.16	4.58	4.15	3.91
First Prin Pay	40	37	39	40	42
Last Prin Pay	181	152	129	110	93

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.60	4.12	3.84
MDUR (yr)	5.57	4.75	4.20	3.80	3.56
First Prin Pay	40	37	38	39	41
Last Prin Pay	111	92	78	66	56

Class M-4 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.83	5.72	4.99	4.46	4.12
MDUR (yr)	5.95	5.09	4.50	4.07	3.80
First Prin Pay	40	37	38	39	41
Last Prin Pay	174	145	124	106	89

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.60	4.09	3.78
MDUR (yr)	5.53	4.72	4.18	3.75	3.50
First Prin Pay	40	37	38	39	40
Last Prin Pay	111	92	78	66	56

Class M-5 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.79	5.69	4.96	4.40	4.04
MDUR (yr)	5.88	5.03	4.45	4.00	3.71
First Prin Pay	40	37	38	39	40
Last Prin Pay	167	139	118	101	85

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.60	4.07	3.74
MDUR (yr)	5.51	4.71	4.16	3.73	3.45
First Prin Pay	40	37	37	38	39
Last Prin Pay	111	92	78	66	56

Class M-6 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.73	5.64	4.92	4.35	3.97
MDUR (yr)	5.82	4.98	4.41	3.95	3.64
First Prin Pay	40	37	37	38	39
Last Prin Pay	157	131	111	95	80

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.29	5.27	4.58	4.06	3.71
MDUR (yr)	5.42	4.64	4.09	3.67	3.39
First Prin Pay	40	37	37	38	38
Last Prin Pay	111	92	78	66	56

Class M-7 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.65	5.58	4.85	4.29	3.90
MDUR (yr)	5.66	4.86	4.29	3.85	3.54
First Prin Pay	40	37	37	38	38
Last Prin Pay	148	123	104	89	75

Excess Spread

Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)	Period	FWD 1 Month LIBOR (%)	FWD 6 Month LIBOR (%)	Excess Spread Under STATIC LIBOR (%)(1,2,3)	Excess Spread Under FORWARD LIBOR (%) (1,2)
1	2.140	2.542	N/A	N/A	41	4.240	4.351	5.86	5.15
2	2.416	2.678	4.20	3.92	42	4.268	4.381	5.76	4.96
3	2.447	2.778	4.46	4.18	43	4.297	4.411	5.86	5.14
4	2.591	2.884	4.20	3.74	44	4.326	4.442	5.76	4.94
5	2.728	2.978	4.28	3.70	45	4.355	4.474	5.76	4.90
6	2.850	3.057	4.19	3.47	46	4.385	4.506	5.85	5.03
7	2.945	3.125	4.28	3.48	47	4.415	4.538	5.75	4.93
8	3.012	3.188	4.19	3.30	48	4.446	4.570	5.84	5.06
9	3.075	3.249	4.18	3.23	49	4.479	4.600	5.74	4.89
10	3.143	3.307	4.27	3.27	50	4.513	4.629	5.74	4.85
11	3.200	3.362	4.17	3.09	51	4.545	4.655	6.01	5.32
12	3.254	3.415	4.26	3.16	52	4.574	4.678	5.73	4.77
13	3.315	3.465	4.16	2.96	53	4.601	4.698	5.83	5.00
14	3.373	3.510	4.16	2.90	54	4.625	4.714	5.73	4.80
15	3.421	3.552	4.42	3.24	55	4.647	4.728	5.83	4.98
16	3.469	3.589	4.15	2.79	56	4.665	4.740	5.73	4.78
17	3.514	3.621	4.23	2.87	57	4.680	4.754	5.73	4.76
18	3.550	3.636	4.13	2.70	58	4.692	4.771	5.83	4.92
19	3.581	3.646	4.21	2.79	59	4.700	4.790	5.77	4.83
20	3.616	3.664	4.12	2.62	60	4.704	4.813	5.86	4.99
21	3.644	3.683	4.11	2.59	61	4.720	4.839	5.78	4.84
22	3.658	3.706	4.21	2.71	62	4.749	4.866	5.78	4.80
23	3.603	3.734	5.34	4.30	63	4.777	4.893	6.06	5.30
24	3.606	3.778	5.42	4.43	64	4.805	4.919	5.78	4.74
25	3.687	3.828	5.77	4.81	65	4.831	4.944	5.88	4.99
26	3.733	3.872	5.76	4.75	66	4.857	4.969	5.79	4.79
27	3.778	3.914	6.02	5.13	67	4.883	4.992	5.88	4.97
28	3.821	3.954	5.74	4.65	68	4.907	5.014	5.79	4.77
29	3.864	3.992	5.82	5.10	69	4.930	5.035	5.79	4.74
30	3.905	4.028	5.72	4.90	70	4.952	5.055	5.88	4.90
31	3.944	4.061	5.80	5.14	71	4.974	5.074	5.79	4.77
32	3.980	4.093	5.69	4.94	72	4.994	5.092	5.89	4.93
33	4.015	4.122	5.68	4.89	73	5.013	5.108	5.80	4.76
34	4.046	4.151	5.78	5.03	74	5.031	5.124	5.80	4.74
35	4.075	4.179	5.72	4.98	75	5.048	5.138	6.08	5.27
36	4.101	4.207	5.80	5.10	76	5.064	5.150	5.81	4.71
37	4.128	4.235	5.72	4.96	77	5.078	5.161	5.91	4.93
38	4.156	4.264	5.75	4.94	78	5.091	5.171	5.82	4.73
39	4.184	4.293	5.95	5.25	79	5.103	5.179	N/A	4.92
40	4.212	4.322	5.76	4.91					

(1) Assumes the Pricing Prepayment Speed to the Optional Termination.
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Certificates divided by (b) collateral balance as of the beginning period.
(3) Assumes 1mLIBOR stays at 2.14% and 6mLIBOR stays at 2.542%.

Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$1,006,895,264	$4,950	$875,000
Average Scheduled Principal Balance	$180,447		
Number of Mortgage Loans	5,580		
Weighted Average Gross Coupon	7.412%	4.500%	13.525%
Weighted Average FICO Score	618	500	812
Weighted Average Combined Original LTV	81.25%	12.14%	100.00%
Weighted Average Original Term	357 months	60 months	360 months
Weighted Average Stated Remaining Term	355 months	57 months	359 months
Weighted Average Seasoning	2 months	1 months	10 months
Weighted Average Gross Margin	6.943%	5.450%	6.990%
Weighted Average Minimum Interest Rate	7.261%	4.500%	12.900%
Weighted Average Maximum Interest Rate	14.259%	11.500%	19.900%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	14 months	58 months
Maturity Date		Sep 1 2009	Nov 1 2034
Maximum Zip Code Concentration	0.32%	94565	

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	823	20,709,823.03	2.06%	10.969	288	98.39	633
50,000.01 - 100,000.00	811	63,101,841.10	6.27%	8.909	351	84.35	610
100,000.01 - 150,000.00	1,087	135,368,799.13	13.44%	7.776	356	80.12	604
150,000.01 - 200,000.00	904	157,817,989.67	15.67%	7.433	356	79.47	607
200,000.01 - 250,000.00	582	130,809,074.53	12.99%	7.333	356	79.53	610
250,000.01 - 300,000.00	421	115,455,977.47	11.47%	7.223	357	79.83	618
300,000.01 - 350,000.00	343	111,021,921.23	11.03%	7.076	358	81.78	625
350,000.01 - 400,000.00	249	93,470,745.00	9.28%	7.019	357	82.04	628
400,000.01 - 450,000.00	131	55,578,721.67	5.52%	6.876	358	82.45	633
450,000.01 - 500,000.00	139	66,832,539.45	6.64%	6.736	355	80.32	630
500,000.01 - 550,000.00	18	9,508,730.17	0.94%	6.695	358	81.15	640
550,000.01 - 600,000.00	28	16,116,184.43	1.60%	6.696	358	83.66	661
600,000.01 - 650,000.00	11	6,897,700.00	0.69%	6.502	358	87.32	651
650,000.01 - 700,000.00	13	8,766,956.30	0.87%	6.567	358	80.54	650
700,000.01 - 750,000.00	10	7,332,250.00	0.73%	7.017	358	86.76	664
750,000.01 - 800,000.00	5	3,896,510.84	0.39%	6.642	358	85.68	644
800,000.01 - 850,000.00	4	3,334,500.00	0.33%	6.954	358	90.95	622
850,000.01 - 900,000.00	1	875,000.00	0.09%	6.950	358	48.61	623
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	9	2,775,853.41	0.28%	4.876	357	76.98	670
5.000 - 5.499	71	21,436,914.75	2.13%	5.307	358	77.94	667
5.500 - 5.999	300	82,493,551.14	8.19%	5.795	358	78.92	654
6.000 - 6.499	514	135,584,935.09	13.47%	6.260	355	80.24	647
6.500 - 6.999	862	211,779,232.26	21.03%	6.763	356	80.31	631
7.000 - 7.499	595	126,976,851.16	12.61%	7.254	357	81.82	615
7.500 - 7.999	892	177,734,119.15	17.65%	7.737	356	82.27	604
8.000 - 8.499	467	81,210,602.36	8.07%	8.223	356	82.39	588
8.500 - 8.999	520	75,417,452.45	7.49%	8.724	357	82.31	584
9.000 - 9.499	172	23,242,028.35	2.31%	9.219	355	79.65	584
9.500 - 9.999	156	17,555,060.55	1.74%	9.755	356	77.43	571
10.000 -10.499	87	7,890,222.38	0.78%	10.201	351	75.31	582
10.500 -10.999	162	14,212,735.50	1.41%	10.738	349	79.73	585
11.000 -11.499	212	10,487,831.76	1.04%	11.198	328	92.98	624
11.500 -11.999	270	9,742,992.00	0.97%	11.677	312	94.46	602
12.000 -12.499	177	3,954,431.61	0.39%	12.127	264	95.67	605
12.500 -12.999	81	3,217,541.08	0.32%	12.724	315	90.00	608
13.000 -13.499	30	1,078,176.02	0.11%	13.071	311	97.85	624
13.500 -13.999	3	104,733.00	0.01%	13.523	294	99.29	626
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	334	61,073,454.61	6.07%	8.730	358	71.23	513
525-549	432	82,497,536.61	8.19%	8.202	357	73.11	536
550-574	620	108,834,493.64	10.81%	7.783	355	79.90	561
575-599	894	134,027,097.87	13.31%	7.555	354	82.25	587
600-624	849	143,992,500.86	14.30%	7.235	355	82.06	612
625-649	895	168,450,954.21	16.73%	7.092	355	83.43	637
650-674	735	137,333,529.75	13.64%	7.054	355	83.15	662
675-699	395	83,049,919.97	8.25%	6.925	355	83.76	685
700+	425	87,609,526.50	8.70%	6.991	355	85.15	732
None	1	26,250.00	0.00%	12.250	178	95.00	0
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	125	19,978,370.35	1.98%	7.628	349	41.04	583
50.00- 54.99	67	12,322,921.22	1.22%	7.364	353	52.32	582
55.00- 59.99	77	15,216,396.78	1.51%	7.605	353	57.09	578
60.00- 64.99	136	26,395,884.67	2.62%	7.567	355	62.70	576
65.00- 69.99	179	36,547,744.47	3.63%	7.899	355	67.14	580
70.00- 74.99	251	55,878,317.40	5.55%	7.804	354	71.73	580
75.00- 79.99	389	88,914,987.00	8.83%	7.424	356	76.94	589
80.00	1,641	356,112,643.16	35.37%	6.937	358	80.00	633
80.01- 84.99	68	19,816,784.09	1.97%	6.879	357	83.47	617
85.00- 89.99	378	80,103,243.05	7.96%	7.160	357	86.20	608
90.00- 94.99	967	200,585,070.16	19.92%	7.258	357	90.10	623
95.00- 99.99	313	22,373,042.12	2.22%	8.328	333	95.34	644
100.00	989	72,649,859.55	7.22%	9.593	343	100.00	660
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	24	183,346.41	0.02%	12.041	58	94.73	623
120	183	2,065,611.62	0.21%	11.897	118	95.79	622
180	141	6,540,497.71	0.65%	8.704	178	77.77	635
240	204	8,137,555.85	0.81%	9.898	238	90.87	629
358	3	938,665.68	0.09%	7.274	355	81.54	591
360	5,025	989,029,586.75	98.23%	7.372	358	81.16	618
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	24	183,346.41	0.02%	12.041	58	94.73	623
61-120	183	2,065,611.62	0.21%	11.897	118	95.79	622
121-180	141	6,540,497.71	0.65%	8.704	178	77.77	635
181-240	204	8,137,555.85	0.81%	9.898	238	90.87	629
301-360	5,028	989,968,252.43	98.32%	7.372	358	81.16	618
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,848	836,597,329.13	83.09%	7.259	358	81.12	616
Fixed Rate	1,732	170,297,934.89	16.91%	8.162	342	81.87	632
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	3,150	645,460,028.64	64.10%	7.471	358	80.86	608
2/28 6 MO LIBOR IO	473	133,846,117.66	13.29%	6.433	358	83.06	644
3/27 6 MO LIBOR	101	23,077,338.84	2.29%	7.100	358	79.62	626
3/27 6 MO LIBOR IO	44	14,197,911.57	1.41%	6.355	358	81.22	669
5/25 6 MO LIBOR	80	20,015,932.42	1.99%	6.763	358	78.48	630
Fixed Rate	1,732	170,297,934.89	16.91%	8.162	342	81.87	632
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	517	148,044,029.23	14.70%	6.426	358	82.89	647
Not Interest Only	5,063	858,851,234.79	85.30%	7.581	355	80.97	614
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	955	151,120,256.44	15.01%	7.871	353	82.42	619
Prepay Penalty: 12 months	729	148,170,574.71	14.72%	7.505	355	80.26	626
Prepay Penalty: 24 months	3,287	595,076,380.06	59.10%	7.334	356	81.75	614
Prepay Penalty: 30 months	4	686,358.55	0.07%	7.771	358	85.84	621
Prepay Penalty: 36 months	605	111,841,694.26	11.11%	7.078	353	78.29	629
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,442	960,687,535.80	95.41%	7.251	357	80.38	617
Second Lien	1,138	46,207,728.22	4.59%	10.750	322	99.42	645
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	103	25,854,478.21	2.57%	7.268	357	78.62	596
Full Documentation	4,139	707,113,563.90	70.23%	7.178	355	82.21	614
Stated Documentation	1,338	273,927,221.91	27.21%	8.029	355	79.01	631
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,401	491,815,466.14	48.84%	7.431	355	77.47	595
Home Improvement	84	18,965,894.45	1.88%	7.015	355	79.46	614
Purchase	3,045	486,682,462.16	48.33%	7.410	355	85.18	642
Rate/Term Refinance	50	9,431,441.27	0.94%	7.308	352	78.79	605
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	301	46,561,143.26	4.62%	7.579	356	81.88	629
Single Family	4,690	828,646,329.19	82.30%	7.408	355	81.31	615
Two-Four Family	589	131,687,791.57	13.08%	7.377	355	80.62	636
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	444	62,282,184.88	6.19%	7.859	355	80.29	631
Primary	5,089	934,612,317.17	92.82%	7.385	355	81.30	617
Second Home	47	10,000,761.97	0.99%	7.120	357	82.40	643
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alaska	3	447,000.00	0.04%	7.339	358	76.51	580
Arizona	96	13,231,898.75	1.31%	7.394	356	83.43	618
Arkansas	5	312,050.00	0.03%	7.695	354	83.85	599
California	1,351	324,846,608.92	32.26%	7.074	356	79.19	623
Colorado	102	13,779,231.94	1.37%	7.279	355	84.39	611
Connecticut	114	18,766,876.92	1.86%	7.729	355	81.42	604
Delaware	14	2,010,388.41	0.20%	7.276	328	82.17	593
Florida	451	60,708,649.38	6.03%	7.731	354	82.93	613
Georgia	220	25,619,757.93	2.54%	7.902	352	86.28	613
Hawaii	61	13,164,513.44	1.31%	7.071	357	81.13	658
Idaho	14	1,410,981.10	0.14%	7.797	351	84.58	599
Illinois	367	52,007,912.52	5.17%	7.638	354	83.97	623
Indiana	40	3,513,463.43	0.35%	7.742	353	85.65	612
Iowa	5	615,831.42	0.06%	8.075	354	84.75	570
Kansas	13	1,374,245.07	0.14%	8.194	355	86.44	610
Kentucky	15	1,223,505.12	0.12%	7.906	354	81.96	582
Maine	3	589,553.46	0.06%	7.203	358	86.98	660
Maryland	276	47,606,463.04	4.73%	7.644	355	82.94	612
Massachusetts	176	36,598,704.48	3.63%	7.270	355	80.41	628
Michigan	114	12,842,867.79	1.28%	7.911	355	84.45	606
Minnesota	160	20,804,488.70	2.07%	7.397	356	84.05	615
Missouri	41	4,304,261.23	0.43%	7.990	349	86.49	622
Montana	3	459,496.72	0.05%	6.682	358	73.74	600
Nebraska	1	84,900.00	0.01%	8.300	358	100.00	625
Nevada	104	23,245,280.81	2.31%	7.367	356	84.16	616
New Hampshire	22	3,844,964.43	0.38%	7.898	355	82.72	596
New Jersey	341	75,269,336.83	7.48%	7.671	355	79.78	613
New Mexico	7	1,034,201.42	0.10%	7.377	357	73.98	582
New York	498	128,398,162.26	12.75%	7.352	355	79.99	627
North Carolina	99	10,473,682.64	1.04%	7.766	354	85.32	601
Ohio	87	9,429,195.18	0.94%	7.823	355	85.88	605
Oklahoma	10	971,635.38	0.10%	7.843	355	88.50	628
Oregon	55	6,769,610.93	0.67%	7.629	356	80.62	610
Pennsylvania	86	10,493,024.63	1.04%	7.800	353	80.60	593
Rhode Island	23	3,257,030.67	0.32%	7.484	347	77.65	627
South Carolina	31	3,555,388.69	0.35%	7.758	354	82.75	588
Tennessee	60	5,508,330.49	0.55%	8.093	353	86.36	584
Texas	119	12,391,189.72	1.23%	8.023	350	86.52	613
Utah	31	5,058,515.19	0.50%	7.137	357	82.77	641
Vermont	8	983,295.11	0.10%	8.025	355	83.43	587
Virginia	195	30,570,001.67	3.04%	7.626	354	82.01	606
Washington	97	13,118,677.67	1.30%	7.479	355	81.99	613
West Virginia	7	672,500.00	0.07%	7.656	355	84.67	601
Wisconsin	53	5,296,664.62	0.53%	7.912	354	83.37	605
Wyoming	2	230,925.91	0.02%	8.757	357	78.38	534
Total	**5,580**	**1,006,895,264.02**	**100.00%**	**7.412**	**355**	**81.25**	**618**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	560,258.49	0.07%	4.500	353	80.00	719
5.500 - 5.999	10	3,007,460.61	0.36%	4.979	357	77.21	656
6.000 - 6.499	96	27,868,436.01	3.33%	5.366	358	77.97	669
6.500 - 6.999	3,741	805,161,174.02	96.24%	7.335	358	81.25	614
Total	**3,848**	**836,597,329.13**	**100.00%**	**7.259**	**358**	**81.12**	**616**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	9	2,775,853.41	0.33%	4.876	357	76.98	670
5.000 - 5.499	70	20,952,914.75	2.50%	5.307	358	77.89	667
5.500 - 5.999	297	81,427,503.81	9.73%	5.797	358	78.84	654
6.000 - 6.499	425	111,150,158.20	13.29%	6.250	358	81.50	644
6.500 - 6.999	699	170,949,329.31	20.43%	6.764	358	82.17	630
7.000 - 7.499	494	107,323,076.67	12.83%	7.255	358	82.61	614
7.500 - 7.999	775	157,560,728.97	18.83%	7.736	358	82.70	603
8.000 - 8.499	415	74,780,039.90	8.94%	8.222	358	82.36	586
8.500 - 8.999	351	61,302,189.29	7.33%	8.694	358	80.81	575
9.000 - 9.499	119	18,779,958.79	2.24%	9.229	358	78.78	574
9.500 - 9.999	84	12,386,040.96	1.48%	9.761	358	71.57	550
10.000 -10.499	35	5,347,961.74	0.64%	10.208	357	66.98	554
10.500 -10.999	45	7,724,148.35	0.92%	10.690	357	65.02	537
11.000 -11.499	14	2,006,143.26	0.24%	11.253	358	64.32	547
11.500 -11.999	9	1,184,750.00	0.14%	11.649	358	64.42	527
12.000 -12.499	2	192,700.00	0.02%	12.267	358	48.61	536
12.500 -12.999	5	753,831.72	0.09%	12.727	358	60.93	527
Total	**3,848**	**836,597,329.13**	**100.00%**	**7.259**	**358**	**81.12**	**616**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	9	2,775,853.41	0.33%	4.876	357	76.98	670
12.000 -12.499	71	21,436,914.75	2.56%	5.307	358	77.94	667
12.500 -12.999	299	82,351,503.81	9.84%	5.795	358	78.91	654
13.000 -13.499	424	110,666,158.20	13.23%	6.254	358	81.51	644
13.500 -13.999	696	169,859,729.31	20.30%	6.764	358	82.19	630
14.000 -14.499	497	108,179,709.35	12.93%	7.255	358	82.59	614
14.500 -14.999	774	157,337,696.29	18.81%	7.736	358	82.70	603
15.000 -15.499	414	74,324,039.90	8.88%	8.219	358	82.37	587
15.500 -15.999	350	61,169,189.29	7.31%	8.717	358	80.70	573
16.000 -16.499	119	18,828,958.79	2.25%	9.226	358	78.91	574
16.500 -16.999	85	12,458,040.96	1.49%	9.762	358	71.62	550
17.000 -17.499	35	5,347,961.74	0.64%	10.208	357	66.98	554
17.500 -17.999	45	7,724,148.35	0.92%	10.690	357	65.02	537
18.000 -18.499	14	2,006,143.26	0.24%	11.253	358	64.32	547
18.500 -18.999	9	1,184,750.00	0.14%	11.649	358	64.42	527
19.000 -19.499	2	192,700.00	0.02%	12.267	358	48.61	536
19.500 -19.999	5	753,831.72	0.09%	12.727	358	60.93	527
Total	**3,848**	**836,597,329.13**	**100.00%**	**7.259**	**358**	**81.12**	**616**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3	3,848	836,597,329.13	100.00%	7.259	358	81.12	616
Total	**3,848**	**836,597,329.13**	**100.00%**	**7.259**	**358**	**81.12**	**616**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	3,848	836,597,329.13	100.00%	7.259	358	81.12	616
Total	**3,848**	**836,597,329.13**	**100.00%**	**7.259**	**358**	**81.12**	**616**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
02/01/06	1	80,502.32	0.01%	7.490	350	90.00	580
03/01/06	1	107,450.52	0.01%	7.700	351	80.00	536
04/01/06	7	1,986,989.06	0.24%	7.568	352	90.22	638
05/01/06	17	4,484,740.98	0.54%	7.189	353	81.80	618
06/01/06	11	2,211,880.92	0.26%	6.730	354	82.37	630
07/01/06	63	14,246,523.97	1.70%	7.162	355	82.70	630
08/01/06	112	24,043,721.02	2.87%	7.680	356	81.45	603
09/01/06	362	78,400,210.78	9.37%	7.327	357	80.33	608
10/01/06	3,049	653,199,656.83	78.08%	7.280	358	81.26	615
11/01/06	1	754,260.84	0.09%	5.900	359	78.08	675
02/01/07	1	303,865.69	0.04%	5.000	350	80.00	749
05/01/07	1	74,618.31	0.01%	6.300	353	54.74	577
07/01/07	3	687,519.44	0.08%	7.731	355	82.10	617
08/01/07	6	1,478,473.98	0.18%	7.479	356	80.07	643
09/01/07	15	3,702,477.05	0.44%	6.555	357	82.14	642
10/01/07	118	30,818,505.00	3.68%	6.820	358	80.21	642
08/01/09	1	99,624.91	0.01%	8.350	356	75.00	618
09/01/09	3	792,524.51	0.09%	6.450	357	81.70	720
10/01/09	76	19,123,783.00	2.29%	6.768	358	78.36	626
Total	**3,848**	**836,597,329.13**	**100.00%**	**7.259**	**358**	**81.12**	**616**

Group 1 Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$527,175,790	$4,950	$500,000
Average Scheduled Principal Balance	$169,292		
Number of Mortgage Loans	3,114		
Weighted Average Gross Coupon	7.441%	4.850%	13.000%
Weighted Average FICO Score	614	500	796
Weighted Average Combined Original LTV	80.07%	12.14%	100.00%
Weighted Average Original Term	358 months	60 months	360 months
Weighted Average Stated Remaining Term	355 months	57 months	358 months
Weighted Average Seasoning	2 months	2 months	10 months
Weighted Average Gross Margin	6.950%	5.800%	6.990%
Weighted Average Minimum Interest Rate	7.384%	4.850%	12.900%
Weighted Average Maximum Interest Rate	14.384%	11.850%	19.900%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	15 months	58 months
Maturity Date		Sep 1 2009	Oct 1 2034
Maximum Zip Code Concentration	0.44%	92376	

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	295	8,113,877.61	1.54%	10.509	294	97.92	660
50,000.01 - 100,000.00	380	29,204,730.06	5.54%	8.424	352	80.63	606
100,000.01 - 150,000.00	718	90,588,413.62	17.18%	7.582	356	78.38	603
150,000.01 - 200,000.00	687	120,266,225.51	22.81%	7.419	356	79.15	607
200,000.01 - 250,000.00	445	99,883,782.07	18.95%	7.342	357	79.63	610
250,000.01 - 300,000.00	322	88,276,562.72	16.75%	7.209	357	79.49	618
300,000.01 - 350,000.00	191	60,801,044.74	11.53%	7.140	358	81.66	629
350,000.01 - 400,000.00	50	18,779,772.55	3.56%	6.957	358	82.69	642
400,000.01 - 450,000.00	19	7,885,181.32	1.50%	6.983	358	83.94	652
450,000.01 - 500,000.00	7	3,376,200.00	0.64%	6.700	358	86.19	666
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	6	1,435,594.92	0.27%	4.961	357	76.19	673
5.000 - 5.499	38	9,207,502.73	1.75%	5.292	358	76.62	665
5.500 - 5.999	181	37,761,818.27	7.16%	5.795	358	77.85	655
6.000 - 6.499	312	66,643,087.82	12.64%	6.258	355	79.93	650
6.500 - 6.999	489	97,994,522.46	18.59%	6.767	357	79.39	632
7.000 - 7.499	371	69,938,944.06	13.27%	7.251	357	81.92	614
7.500 - 7.999	593	106,747,490.08	20.25%	7.734	356	81.26	601
8.000 - 8.499	312	53,004,310.28	10.05%	8.215	356	82.14	588
8.500 - 8.999	295	41,221,150.48	7.82%	8.729	356	79.92	574
9.000 - 9.499	106	13,577,894.71	2.58%	9.245	355	77.22	575
9.500 - 9.999	80	9,858,419.58	1.87%	9.763	355	72.66	557
10.000 -10.499	55	4,637,290.65	0.88%	10.207	351	71.49	563
10.500 -10.999	72	7,454,553.28	1.41%	10.716	353	70.21	559
11.000 -11.499	73	3,218,947.37	0.61%	11.226	325	90.12	633
11.500 -11.999	50	2,250,007.40	0.43%	11.763	305	85.19	609
12.000 -12.499	42	584,855.22	0.11%	12.229	197	96.08	659
12.500 -12.999	38	1,632,600.89	0.31%	12.786	318	84.32	593
13.000 -13.499	1	6,800.00	0.00%	13.000	118	95.00	626
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	225	40,596,708.14	7.70%	8.753	358	70.42	513
525-549	293	52,426,035.28	9.94%	8.270	356	72.56	536
550-574	355	62,025,933.85	11.77%	7.788	356	79.66	561
575-599	390	65,501,722.93	12.43%	7.420	356	80.05	587
600-624	385	64,765,209.24	12.29%	7.207	355	80.69	613
625-649	528	83,280,241.54	15.80%	7.065	354	83.05	637
650-674	458	74,857,470.54	14.20%	7.054	355	82.69	662
675-699	223	38,230,298.82	7.25%	6.914	355	83.02	686
700+	257	45,492,169.86	8.63%	6.968	356	84.75	731
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	88	12,341,818.67	2.34%	7.834	347	39.99	575
50.00- 54.99	48	8,506,417.87	1.61%	7.292	353	52.14	589
55.00- 59.99	52	9,521,007.43	1.81%	7.750	350	57.32	571
60.00- 64.99	96	17,455,771.39	3.31%	7.639	354	62.57	573
65.00- 69.99	117	21,080,434.70	4.00%	8.075	355	66.89	576
70.00- 74.99	173	34,913,224.62	6.62%	8.012	356	71.53	575
75.00- 79.99	222	41,768,849.04	7.92%	7.590	355	76.79	582
80.00	1,027	192,944,764.24	36.60%	7.048	358	80.00	629
80.01- 84.99	39	8,223,822.91	1.56%	7.044	357	83.35	614
85.00- 89.99	221	40,563,036.13	7.69%	7.267	357	86.01	602
90.00- 94.99	555	102,908,773.62	19.52%	7.299	357	90.04	625
95.00- 99.99	122	10,429,747.13	1.98%	8.103	342	95.15	653
100.00	354	26,518,122.45	5.03%	9.107	342	100.00	670
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	6	54,775.34	0.01%	11.958	57	95.00	677
120	57	590,343.56	0.11%	11.847	118	95.88	670
180	50	3,139,756.07	0.60%	8.382	178	72.04	615
240	85	3,922,067.48	0.74%	9.222	238	86.06	636
358	2	447,767.96	0.08%	7.025	355	83.36	653
360	2,914	519,021,079.79	98.45%	7.416	358	80.05	614
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	6	54,775.34	0.01%	11.958	57	95.00	677
61-120	57	590,343.56	0.11%	11.847	118	95.88	670
121-180	50	3,139,756.07	0.60%	8.382	178	72.04	615
181-240	85	3,922,067.48	0.74%	9.222	238	86.06	636
301-360	2,916	519,468,847.75	98.54%	7.416	358	80.05	614
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	2,396	448,626,594.24	85.10%	7.384	358	80.34	612
Fixed Rate	718	78,549,195.96	14.90%	7.762	343	78.49	630
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	2,086	383,403,014.66	72.73%	7.519	358	80.05	605
2/28 6 MO LIBOR IO	186	38,939,301.99	7.39%	6.350	358	83.33	667
3/27 6 MO LIBOR	59	12,061,632.98	2.29%	7.184	358	80.35	616
3/27 6 MO LIBOR IO	20	4,532,223.10	0.86%	6.245	357	80.90	671
5/25 6 MO LIBOR	45	9,690,421.51	1.84%	7.005	358	79.66	628
Fixed Rate	718	78,549,195.96	14.90%	7.762	343	78.49	630
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	206	43,471,525.09	8.25%	6.339	358	83.08	667
Not Interest Only	2,908	483,704,265.11	91.75%	7.540	355	79.80	610
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	553	90,175,257.66	17.11%	7.817	355	81.69	615
Prepay Penalty: 12 months	426	80,006,154.30	15.18%	7.542	356	79.23	617
Prepay Penalty: 24 months	1,801	298,211,143.73	56.57%	7.368	356	80.23	610
Prepay Penalty: 30 months	3	496,358.55	0.09%	7.971	357	88.07	590
Prepay Penalty: 36 months	331	58,286,875.96	11.06%	7.087	352	77.79	630
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	2,757	515,293,143.47	97.75%	7.369	356	79.62	613
Second Lien	357	11,882,646.73	2.25%	10.564	312	99.49	665
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	51	10,854,079.57	2.06%	7.364	358	80.27	596
Full Documentation	2,247	368,467,422.40	69.89%	7.174	355	81.03	611
Stated Documentation	816	147,854,288.23	28.05%	8.109	356	77.65	624
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	1,462	267,950,179.02	50.83%	7.564	355	76.11	590
Home Improvement	50	9,941,415.09	1.89%	7.030	358	76.87	612
Purchase	1,574	244,032,373.36	46.29%	7.321	356	84.53	642
Rate/Term Refinance	28	5,251,822.73	1.00%	7.470	352	80.64	599
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	184	26,900,591.76	5.10%	7.498	356	81.04	639
Single Family	2,536	409,110,832.86	77.60%	7.463	355	80.08	608
Two-Four Family	394	91,164,365.58	17.29%	7.325	356	79.73	634
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	285	42,004,576.12	7.97%	7.803	355	79.84	630
Primary	2,804	480,407,216.11	91.13%	7.411	355	80.07	613
Second Home	25	4,763,997.97	0.90%	7.207	358	81.94	637
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alaska	2	240,000.00	0.05%	7.641	358	64.87	570
Arizona	52	7,248,570.73	1.37%	7.302	357	83.08	617
Arkansas	2	163,050.00	0.03%	7.528	358	83.38	580
California	687	136,351,156.85	25.86%	7.203	357	76.30	614
Colorado	58	8,978,317.67	1.70%	7.171	358	83.83	608
Connecticut	60	9,848,022.69	1.87%	7.648	357	80.84	603
Delaware	10	1,559,188.41	0.30%	6.883	326	82.17	606
Florida	226	32,418,097.59	6.15%	7.536	354	82.97	611
Georgia	141	18,104,094.68	3.43%	7.699	354	84.87	613
Hawaii	39	7,705,882.93	1.46%	6.985	357	79.39	654
Idaho	8	856,156.10	0.16%	7.647	355	85.25	618
Illinois	237	35,129,173.10	6.66%	7.625	355	82.45	617
Indiana	25	2,608,386.60	0.49%	7.538	355	84.73	619
Iowa	3	497,331.42	0.09%	8.155	356	84.58	578
Kansas	5	531,720.07	0.10%	8.935	358	86.76	603
Kentucky	7	629,030.00	0.12%	7.244	349	81.92	597
Maine	2	411,264.92	0.08%	6.706	358	90.00	723
Maryland	157	25,128,079.23	4.77%	7.599	355	82.01	603
Massachusetts	105	20,599,164.37	3.91%	7.096	355	78.18	634
Michigan	53	6,097,289.93	1.16%	7.976	356	84.60	606
Minnesota	95	13,261,444.40	2.52%	7.131	355	83.74	622
Missouri	27	2,531,896.17	0.48%	7.874	346	86.34	632
Montana	3	459,496.72	0.09%	6.682	358	73.74	600
Nevada	67	12,264,248.27	2.33%	7.366	355	83.25	617
New Hampshire	15	2,764,525.00	0.52%	7.460	358	79.63	593
New Jersey	227	45,869,548.93	8.70%	7.784	355	79.41	607
New Mexico	5	660,837.55	0.13%	7.682	358	76.94	580
New York	298	69,053,087.41	13.10%	7.401	356	78.21	622
North Carolina	52	6,193,100.93	1.17%	7.661	355	84.21	596
Ohio	43	5,158,590.61	0.98%	7.648	356	87.18	617
Oklahoma	4	474,151.89	0.09%	7.806	357	86.82	639
Oregon	31	4,103,528.48	0.78%	7.632	357	78.18	611
Pennsylvania	45	5,201,996.81	0.99%	7.900	351	80.82	603
Rhode Island	13	2,207,980.67	0.42%	7.217	358	78.03	628
South Carolina	16	1,931,529.19	0.37%	8.022	356	85.10	581
Tennessee	22	2,606,508.28	0.49%	7.779	357	86.98	592
Texas	56	6,630,806.90	1.26%	7.966	352	86.99	614
Utah	18	2,882,127.53	0.55%	7.345	358	83.37	654
Vermont	3	377,072.00	0.07%	8.673	358	81.16	590
Virginia	109	16,452,286.43	3.12%	7.649	355	81.87	599
Washington	49	6,838,152.95	1.30%	7.223	355	81.26	622
West Virginia	5	527,550.00	0.10%	7.554	358	82.98	597
Wisconsin	31	3,465,345.79	0.66%	7.568	355	81.91	599
Wyoming	1	156,000.00	0.03%	8.400	358	80.00	546
Total	**3,114**	**527,175,790.20**	**100.00%**	**7.441**	**355**	**80.07**	**614**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.500 - 5.999	7	1,739,460.61	0.39%	4.968	356	76.86	686
6.000 - 6.499	52	11,536,063.99	2.57%	5.348	358	76.86	662
6.500 - 6.999	2,337	435,351,069.64	97.04%	7.448	358	80.45	610
Total	**2,396**	**448,626,594.24**	**100.00%**	**7.384**	**358**	**80.34**	**612**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	6	1,435,594.92	0.32%	4.961	357	76.19	673
5.000 - 5.499	38	9,207,502.73	2.05%	5.292	358	76.62	665
5.500 - 5.999	180	37,619,770.94	8.39%	5.795	358	77.82	655
6.000 - 6.499	261	54,227,824.41	12.09%	6.254	358	81.52	648
6.500 - 6.999	398	79,617,313.07	17.75%	6.774	358	81.09	630
7.000 - 7.499	309	57,814,480.16	12.89%	7.256	358	82.64	613
7.500 - 7.999	514	94,215,016.26	21.00%	7.732	358	82.01	600
8.000 - 8.499	280	48,827,579.31	10.88%	8.212	358	82.21	588
8.500 - 8.999	213	34,618,273.87	7.72%	8.725	358	79.17	568
9.000 - 9.499	71	10,975,699.21	2.45%	9.258	358	75.47	560
9.500 - 9.999	52	8,606,166.47	1.92%	9.777	358	69.65	545
10.000 -10.499	22	3,234,753.38	0.72%	10.214	358	64.60	532
10.500 -10.999	36	5,879,346.50	1.31%	10.694	358	63.89	537
11.000 -11.499	8	959,385.01	0.21%	11.300	358	67.25	559
11.500 -11.999	4	709,000.00	0.16%	11.648	358	64.38	533
12.500 -12.999	4	678,888.00	0.15%	12.736	358	63.81	529
Total	**2,396**	**448,626,594.24**	**100.00%**	**7.384**	**358**	**80.34**	**612**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	6	1,435,594.92	0.32%	4.961	357	76.19	673
12.000 -12.499	38	9,207,502.73	2.05%	5.292	358	76.62	665
12.500 -12.999	180	37,619,770.94	8.39%	5.795	358	77.82	655
13.000 -13.499	261	54,227,824.41	12.09%	6.254	358	81.52	648
13.500 -13.999	397	79,289,313.07	17.67%	6.773	358	81.10	630
14.000 -14.499	311	58,365,512.84	13.01%	7.256	358	82.61	613
14.500 -14.999	513	93,991,983.58	20.95%	7.733	358	82.02	600
15.000 -15.499	280	48,827,579.31	10.88%	8.212	358	82.21	588
15.500 -15.999	212	34,497,273.87	7.69%	8.723	358	79.10	567
16.000 -16.499	72	11,096,699.21	2.47%	9.257	358	75.73	562
16.500 -16.999	52	8,606,166.47	1.92%	9.777	358	69.65	545
17.000 -17.499	22	3,234,753.38	0.72%	10.214	358	64.60	532
17.500 -17.999	36	5,879,346.50	1.31%	10.694	358	63.89	537
18.000 -18.499	8	959,385.01	0.21%	11.300	358	67.25	559
18.500 -18.999	4	709,000.00	0.16%	11.648	358	64.38	533
19.500 -19.999	4	678,888.00	0.15%	12.736	358	63.81	529
Total	**2,396**	**448,626,594.24**	**100.00%**	**7.384**	**358**	**80.34**	**612**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3	2,396	448,626,594.24	100.00%	7.384	358	80.34	612
Total	**2,396**	**448,626,594.24**	**100.00%**	**7.384**	**358**	**80.34**	**612**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	2,396	448,626,594.24	100.00%	7.384	358	80.34	612
Total	**2,396**	**448,626,594.24**	**100.00%**	**7.384**	**358**	**80.34**	**612**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
03/01/06	1	107,450.52	0.02%	7.700	351	80.00	536
04/01/06	5	1,108,483.33	0.25%	7.936	352	96.08	679
05/01/06	8	1,412,626.43	0.31%	7.888	353	78.40	594
06/01/06	6	957,153.88	0.21%	6.901	354	81.75	604
07/01/06	37	7,409,581.38	1.65%	7.038	355	82.96	634
08/01/06	73	14,611,042.06	3.26%	7.693	356	80.87	594
09/01/06	235	43,865,488.72	9.78%	7.478	357	79.44	604
10/01/06	1,907	352,870,490.33	78.66%	7.397	358	80.35	611
02/01/07	1	303,865.69	0.07%	5.000	350	80.00	749
07/01/07	1	288,408.42	0.06%	7.950	355	85.00	537
08/01/07	4	1,060,100.62	0.24%	7.472	356	77.93	644
09/01/07	6	948,997.35	0.21%	6.912	357	85.41	648
10/01/07	67	13,992,484.00	3.12%	6.908	358	80.28	628
08/01/09	1	99,624.91	0.02%	8.350	356	75.00	618
09/01/09	1	204,803.60	0.05%	6.200	357	62.12	676
10/01/09	43	9,385,993.00	2.09%	7.009	358	80.09	627
Total	**2,396**	**448,626,594.24**	**100.00%**	**7.384**	**358**	**80.34**	**612**

Group 2 Mortgage Loans
As of the Statistical Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$479,719,474	$4,978	$875,000
Average Scheduled Principal Balance	$194,533		
Number of Mortgage Loans	2,466		
Weighted Average Gross Coupon	7.380%	4.500%	13.525%
Weighted Average FICO Score	623	500	812
Weighted Average Combined Original LTV	82.55%	28.85%	100.00%
Weighted Average Original Term	357 months	60 months	360 months
Weighted Average Stated Remaining Term	355 months	57 months	359 months
Weighted Average Seasoning	2 months	1 months	10 months
Weighted Average Gross Margin	6.934%	5.450%	6.990%
Weighted Average Minimum Interest Rate	7.119%	4.500%	12.650%
Weighted Average Maximum Interest Rate	14.114%	11.500%	19.650%
Weighted Average Initial Rate Cap	3.000%	3.000%	3.000%
Weighted Average Subsequent Rate Cap	1.500%	1.500%	1.500%
Weighted Average Months to Roll	23 months	14 months	58 months
Maturity Date		Sep 1 2009	Nov 1 2034
Maximum Zip Code Concentration	0.49%	94112	

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	528	12,595,945.42	2.63%	11.266	285	98.70	616
50,000.01 - 100,000.00	431	33,897,111.04	7.07%	9.327	351	87.55	614
100,000.01 - 150,000.00	369	44,780,385.51	9.33%	8.168	357	83.64	605
150,000.01 - 200,000.00	217	37,551,764.16	7.83%	7.478	357	80.47	606
200,000.01 - 250,000.00	137	30,925,292.46	6.45%	7.303	355	79.23	611
250,000.01 - 300,000.00	99	27,179,414.75	5.67%	7.268	358	80.96	619
300,000.01 - 350,000.00	152	50,220,876.49	10.47%	6.999	358	81.93	621
350,000.01 - 400,000.00	199	74,690,972.45	15.57%	7.034	357	81.88	625
400,000.01 - 450,000.00	112	47,693,540.35	9.94%	6.858	358	82.20	630
450,000.01 - 500,000.00	132	63,456,339.45	13.23%	6.738	355	80.01	628
500,000.01 - 550,000.00	18	9,508,730.17	1.98%	6.695	358	81.15	640
550,000.01 - 600,000.00	28	16,116,184.43	3.36%	6.696	358	83.66	661
600,000.01 - 650,000.00	11	6,897,700.00	1.44%	6.502	358	87.32	651
650,000.01 - 700,000.00	13	8,766,956.30	1.83%	6.567	358	80.54	650
700,000.01 - 750,000.00	10	7,332,250.00	1.53%	7.017	358	86.76	664
750,000.01 - 800,000.00	5	3,896,510.84	0.81%	6.642	358	85.68	644
800,000.01 - 850,000.00	4	3,334,500.00	0.70%	6.954	358	90.95	622
850,000.01 - 900,000.00	1	875,000.00	0.18%	6.950	358	48.61	623
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	1,340,258.49	0.28%	4.785	356	77.82	667
5.000 - 5.499	33	12,229,412.02	2.55%	5.318	358	78.94	669
5.500 - 5.999	119	44,731,732.87	9.32%	5.796	358	79.83	653
6.000 - 6.499	202	68,941,847.27	14.37%	6.261	356	80.55	643
6.500 - 6.999	373	113,784,709.80	23.72%	6.760	356	81.10	631
7.000 - 7.499	224	57,037,907.10	11.89%	7.258	358	81.71	617
7.500 - 7.999	299	70,986,629.07	14.80%	7.741	357	83.78	609
8.000 - 8.499	155	28,206,292.08	5.88%	8.238	357	82.86	587
8.500 - 8.999	225	34,196,301.97	7.13%	8.718	357	85.19	596
9.000 - 9.499	66	9,664,133.64	2.01%	9.183	356	83.07	598
9.500 - 9.999	76	7,696,640.97	1.60%	9.743	357	83.54	589
10.000 -10.499	32	3,252,931.73	0.68%	10.191	350	80.76	611
10.500 -10.999	90	6,758,182.22	1.41%	10.762	344	90.24	612
11.000 -11.499	139	7,268,884.39	1.52%	11.185	330	94.25	620
11.500 -11.999	220	7,492,984.60	1.56%	11.652	314	97.25	599
12.000 -12.499	135	3,369,576.39	0.70%	12.109	275	95.59	595
12.500 -12.999	43	1,584,940.19	0.33%	12.661	311	95.85	623
13.000 -13.499	29	1,071,376.02	0.22%	13.071	312	97.86	624
13.500 -13.999	3	104,733.00	0.02%	13.523	294	99.29	626
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	109	20,476,746.47	4.27%	8.685	358	72.83	513
525-549	139	30,071,501.33	6.27%	8.084	358	74.07	536
550-574	265	46,808,559.79	9.76%	7.777	354	80.21	562
575-599	504	68,525,374.94	14.28%	7.683	353	84.35	587
600-624	464	79,227,291.62	16.52%	7.259	354	83.19	612
625-649	367	85,170,712.67	17.75%	7.118	355	83.80	637
650-674	277	62,476,059.21	13.02%	7.054	355	83.71	662
675-699	172	44,819,621.15	9.34%	6.934	355	84.38	685
700+	168	42,117,356.64	8.78%	7.016	353	85.59	733
None	1	26,250.00	0.01%	12.250	178	95.00	0
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	37	7,636,551.68	1.59%	7.294	352	42.74	596
50.00- 54.99	19	3,816,503.35	0.80%	7.525	353	52.71	568
55.00- 59.99	25	5,695,389.35	1.19%	7.363	358	56.71	589
60.00- 64.99	40	8,940,113.28	1.86%	7.425	358	62.95	581
65.00- 69.99	62	15,467,309.77	3.22%	7.659	354	67.48	586
70.00- 74.99	78	20,965,092.78	4.37%	7.458	351	72.05	588
75.00- 79.99	167	47,146,137.96	9.83%	7.277	356	77.08	596
80.00	614	163,167,878.92	34.01%	6.805	358	80.00	638
80.01- 84.99	29	11,592,961.18	2.42%	6.761	358	83.56	619
85.00- 89.99	157	39,540,206.92	8.24%	7.052	356	86.40	615
90.00- 94.99	412	97,676,296.54	20.36%	7.214	357	90.16	621
95.00- 99.99	191	11,943,294.99	2.49%	8.525	326	95.50	637
100.00	635	46,131,737.10	9.62%	9.873	344	100.00	654
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
60	18	128,571.07	0.03%	12.076	58	94.62	601
120	126	1,475,268.06	0.31%	11.917	118	95.76	602
180	91	3,400,741.64	0.71%	9.002	178	83.07	654
240	119	4,215,488.37	0.88%	10.527	238	95.35	622
358	1	490,897.72	0.10%	7.500	355	79.88	535
360	2,111	470,008,506.96	97.98%	7.324	358	82.39	623
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1- 60	18	128,571.07	0.03%	12.076	58	94.62	601
61-120	126	1,475,268.06	0.31%	11.917	118	95.76	602
121-180	91	3,400,741.64	0.71%	9.002	178	83.07	654
181-240	119	4,215,488.37	0.88%	10.527	238	95.35	622
301-360	2,112	470,499,404.68	98.08%	7.324	358	82.39	623
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	1,452	387,970,734.89	80.87%	7.114	358	82.02	620
Fixed Rate	1,014	91,748,738.93	19.13%	8.504	341	84.77	633
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 MO LIBOR	1,064	262,057,013.98	54.63%	7.401	358	82.03	612
2/28 6 MO LIBOR IO	287	94,906,815.67	19.78%	6.467	358	82.95	635
3/27 6 MO LIBOR	42	11,015,705.86	2.30%	7.008	358	78.82	638
3/27 6 MO LIBOR IO	24	9,665,688.47	2.01%	6.407	358	81.38	667
5/25 6 MO LIBOR	35	10,325,510.91	2.15%	6.536	358	77.37	631
Fixed Rate	1,014	91,748,738.93	19.13%	8.504	341	84.77	633
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	311	104,572,504.14	21.80%	6.462	358	82.80	638
Not Interest Only	2,155	375,146,969.68	78.20%	7.635	354	82.48	619
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	402	60,944,998.78	12.70%	7.950	351	83.48	626
Prepay Penalty: 12 months	303	68,164,420.41	14.21%	7.462	353	81.46	638
Prepay Penalty: 24 months	1,486	296,865,236.33	61.88%	7.300	356	83.28	618
Prepay Penalty: 30 months	1	190,000.00	0.04%	7.250	358	80.00	701
Prepay Penalty: 36 months	274	53,554,818.30	11.16%	7.068	354	78.84	629
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,685	445,394,392.33	92.84%	7.115	357	81.25	622
Second Lien	781	34,325,081.49	7.16%	10.814	326	99.39	639
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Easy Documentation	52	15,000,398.64	3.13%	7.199	356	77.43	595
Full Documentation	1,892	338,646,141.50	70.59%	7.181	354	83.50	618
Stated Documentation	522	126,072,933.68	26.28%	7.934	355	80.60	640
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	939	223,865,287.12	46.67%	7.271	355	79.11	602
Home Improvement	34	9,024,479.36	1.88%	6.999	352	82.32	617
Purchase	1,471	242,650,088.80	50.58%	7.499	354	85.84	643
Rate/Term Refinance	22	4,179,618.54	0.87%	7.105	352	76.46	613
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Condominium	117	19,660,551.50	4.10%	7.689	355	83.01	614
Single Family	2,154	419,535,496.33	87.45%	7.354	355	82.52	622
Two-Four Family	195	40,523,425.99	8.45%	7.495	353	82.62	641
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	159	20,277,608.76	4.23%	7.975	354	81.22	634
Primary	2,285	454,205,101.06	94.68%	7.357	355	82.61	622
Second Home	22	5,236,764.00	1.09%	7.040	357	82.82	649
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alaska	1	207,000.00	0.04%	6.990	358	90.00	593
Arizona	44	5,983,328.02	1.25%	7.507	356	83.86	620
Arkansas	3	149,000.00	0.03%	7.877	350	84.37	618
California	664	188,495,452.07	39.29%	6.981	356	81.28	629
Colorado	44	4,800,914.27	1.00%	7.482	350	85.44	615
Connecticut	54	8,918,854.23	1.86%	7.818	352	82.06	604
Delaware	4	451,200.00	0.09%	8.634	332	82.20	548
Florida	225	28,290,551.79	5.90%	7.954	353	82.88	614
Georgia	79	7,515,663.25	1.57%	8.389	346	89.68	612
Hawaii	22	5,458,630.51	1.14%	7.193	357	83.60	665
Idaho	6	554,825.00	0.12%	8.028	346	83.53	569
Illinois	130	16,878,739.42	3.52%	7.663	352	87.15	637
Indiana	15	905,076.83	0.19%	8.331	345	88.30	591
Iowa	2	118,500.00	0.02%	7.741	344	85.46	534
Kansas	8	842,525.00	0.18%	7.727	353	86.24	615
Kentucky	8	594,475.12	0.12%	8.607	358	81.99	565
Maine	1	178,288.54	0.04%	8.350	357	80.00	517
Maryland	119	22,478,383.81	4.69%	7.695	356	83.99	622
Massachusetts	71	15,999,540.11	3.34%	7.495	355	83.28	620
Michigan	61	6,745,577.86	1.41%	7.853	355	84.31	607
Minnesota	65	7,543,044.30	1.57%	7.863	356	84.60	603
Missouri	14	1,772,365.06	0.37%	8.156	354	86.71	609
Nebraska	1	84,900.00	0.02%	8.300	358	100.00	625
Nevada	37	10,981,032.54	2.29%	7.368	358	85.19	615
New Hampshire	7	1,080,439.43	0.23%	9.020	347	90.63	602
New Jersey	114	29,399,787.90	6.13%	7.493	356	80.37	622
New Mexico	2	373,363.87	0.08%	6.835	356	68.76	586
New York	200	59,345,074.85	12.37%	7.296	353	82.06	634
North Carolina	47	4,280,581.71	0.89%	7.918	352	86.94	609
Ohio	44	4,270,604.57	0.89%	8.034	353	84.30	591
Oklahoma	6	497,483.49	0.10%	7.879	353	90.11	618
Oregon	24	2,666,082.45	0.56%	7.623	354	84.37	607
Pennsylvania	41	5,291,027.82	1.10%	7.702	355	80.38	582
Rhode Island	10	1,049,050.00	0.22%	8.047	324	76.84	626
South Carolina	15	1,623,859.50	0.34%	7.444	351	79.95	596
Tennessee	38	2,901,822.21	0.60%	8.375	349	85.80	576
Texas	63	5,760,382.82	1.20%	8.089	347	85.98	612
Utah	13	2,176,387.66	0.45%	6.863	357	81.97	625
Vermont	5	606,223.11	0.13%	7.622	353	84.84	585
Virginia	86	14,117,715.24	2.94%	7.599	353	82.17	614
Washington	48	6,280,524.72	1.31%	7.758	356	82.78	602
West Virginia	2	144,950.00	0.03%	8.025	343	90.81	616
Wisconsin	22	1,831,318.83	0.38%	8.561	351	86.14	616
Wyoming	1	74,925.91	0.02%	9.500	356	75.00	508
Total	**2,466**	**479,719,473.82**	**100.00%**	**7.380**	**355**	**82.55**	**623**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
5.000 - 5.499	1	560,258.49	0.14%	4.500	353	80.00	719
5.500 - 5.999	3	1,268,000.00	0.33%	4.994	358	77.70	613
6.000 - 6.499	44	16,332,372.02	4.21%	5.379	358	78.76	673
6.500 - 6.999	1,404	369,810,104.38	95.32%	7.201	358	82.19	618
Total	**1,452**	**387,970,734.89**	**100.00%**	**7.114**	**358**	**82.02**	**620**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	3	1,340,258.49	0.35%	4.785	356	77.82	667
5.000 - 5.499	32	11,745,412.02	3.03%	5.319	358	78.89	668
5.500 - 5.999	117	43,807,732.87	11.29%	5.798	358	79.72	653
6.000 - 6.499	164	56,922,333.79	14.67%	6.246	358	81.49	640
6.500 - 6.999	301	91,332,016.24	23.54%	6.754	358	83.11	629
7.000 - 7.499	185	49,508,596.51	12.76%	7.254	358	82.58	615
7.500 - 7.999	261	63,345,712.71	16.33%	7.741	358	83.71	607
8.000 - 8.499	135	25,952,460.59	6.69%	8.240	358	82.65	583
8.500 - 8.999	138	26,683,915.42	6.88%	8.654	358	82.94	584
9.000 - 9.499	48	7,804,259.58	2.01%	9.189	358	83.45	593
9.500 - 9.999	32	3,779,874.49	0.97%	9.724	358	75.95	559
10.000 -10.499	13	2,113,208.36	0.54%	10.199	357	70.63	588
10.500 -10.999	9	1,844,801.85	0.48%	10.677	357	68.65	535
11.000 -11.499	6	1,046,758.25	0.27%	11.210	357	61.63	536
11.500 -11.999	5	475,750.00	0.12%	11.650	358	64.48	518
12.000 -12.499	2	192,700.00	0.05%	12.267	358	48.61	536
12.500 -12.999	1	74,943.72	0.02%	12.650	355	34.88	508
Total	**1,452**	**387,970,734.89**	**100.00%**	**7.114**	**358**	**82.02**	**620**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
11.500 -11.999	3	1,340,258.49	0.35%	4.785	356	77.82	667
12.000 -12.499	33	12,229,412.02	3.15%	5.318	358	78.94	669
12.500 -12.999	119	44,731,732.87	11.53%	5.796	358	79.83	653
13.000 -13.499	163	56,438,333.79	14.55%	6.254	358	81.50	640
13.500 -13.999	299	90,570,416.24	23.34%	6.757	358	83.14	629
14.000 -14.499	186	49,814,196.51	12.84%	7.255	358	82.56	615
14.500 -14.999	261	63,345,712.71	16.33%	7.741	358	83.71	607
15.000 -15.499	134	25,496,460.59	6.57%	8.234	358	82.70	585
15.500 -15.999	138	26,671,915.42	6.87%	8.708	358	82.77	581
16.000 -16.499	47	7,732,259.58	1.99%	9.182	358	83.48	592
16.500 -16.999	33	3,851,874.49	0.99%	9.727	358	76.02	561
17.000 -17.499	13	2,113,208.36	0.54%	10.199	357	70.63	588
17.500 -17.999	9	1,844,801.85	0.48%	10.677	357	68.65	535
18.000 -18.499	6	1,046,758.25	0.27%	11.210	357	61.63	536
18.500 -18.999	5	475,750.00	0.12%	11.650	358	64.48	518
19.000 -19.499	2	192,700.00	0.05%	12.267	358	48.61	536
19.500 -19.999	1	74,943.72	0.02%	12.650	355	34.88	508
Total	**1,452**	**387,970,734.89**	**100.00%**	**7.114**	**358**	**82.02**	**620**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
3	1,452	387,970,734.89	100.00%	7.114	358	82.02	620
Total	**1,452**	**387,970,734.89**	**100.00%**	**7.114**	**358**	**82.02**	**620**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.500	1,452	387,970,734.89	100.00%	7.114	358	82.02	620
Total	**1,452**	**387,970,734.89**	**100.00%**	**7.114**	**358**	**82.02**	**620**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
02/01/06	1	80,502.32	0.02%	7.490	350	90.00	580
04/01/06	2	878,505.73	0.23%	7.104	352	82.82	586
05/01/06	9	3,072,114.55	0.79%	6.868	353	83.37	630
06/01/06	5	1,254,727.04	0.32%	6.599	354	82.85	649
07/01/06	26	6,836,942.59	1.76%	7.296	355	82.42	625
08/01/06	39	9,432,678.96	2.43%	7.660	356	82.35	616
09/01/06	127	34,534,722.06	8.90%	7.136	357	81.46	612
10/01/06	1,142	300,329,166.50	77.41%	7.143	358	82.34	619
11/01/06	1	754,260.84	0.19%	5.900	359	78.08	675
05/01/07	1	74,618.31	0.02%	6.300	353	54.74	577
07/01/07	2	399,111.02	0.10%	7.572	355	80.00	674
08/01/07	2	418,373.36	0.11%	7.496	356	85.49	641
09/01/07	9	2,753,479.70	0.71%	6.432	357	81.01	640
10/01/07	51	16,826,021.00	4.34%	6.747	358	80.14	654
09/01/09	2	587,720.91	0.15%	6.537	357	88.52	736
10/01/09	33	9,737,790.00	2.51%	6.536	358	76.70	625
Total	**1,452**	**387,970,734.89**	**100.00%**	**7.114**	**358**	**82.02**	**620**